July 15, 2013

Stacie Gorman, Esquire

Angela McHale, Esquire

Securities and Exchange Commission

Division of Corporate Finance

Washington D.C. 20549

Re:	Independence Realty Trust, Inc.

Amendment No. 1 to Registration Statement on Form S-11

Filed June 18, 2013

File No. 333-188577

Dear Mss. Gorman and McHale:

On behalf of Independence Realty Trust, Inc. (the “Company”), this letter is to respond to comments from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated July 10, 2013 (the “Comment Letter”) with respect to the above-referenced filing (the “Registration Statement”). The Company is concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes to the disclosure in the Registration Statement in response to the Staff’s comments. We have enclosed with this letter a marked copy of Amendment No. 2, which was filed today by the Company via EDGAR and which reflects all changes to Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For the Staff’s convenience, the numbered comments set forth in the Comment Letter have been reproduced in italics herein with the Company’s responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 1 and page references in the Company’s responses refer to Amendment No. 2. Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 2.

Prospectus Summary, page 2

Our Properties, page 3

1.	It appears from your disclosure in footnote (5) that your average monthly effective rent per occupied unit figures represent only March 2013 figures. Please confirm whether this is the case and, if so, explain why you only included figures for one month in the monthly average column.

In response to the Staff’s comment, the Company has revised the disclosure on page 3 to indicate that that the average monthly rental data is for the three months ended March 31, 2013.

Compensation of Our Advisor and Our Property Manager, page 6

2.	We note your response to comment 6 of our letter dated June 10, 2013. Please revise your disclosure to clarify that payments and reimbursements to the advisor will be made based on your pro-rata share of a joint venture investment.

In response to the Staff’s comment, the Company has revised the disclosure on page 7 by adding a footnote to the table to clarify that that payments and reimbursements to the Company’s advisor will be made based on the Company’s pro-rata share of a joint venture investment. The Company also has made a conforming change to the table on page 60.

Summary Selected Consolidated Financial and Operating Data, page 11

3.	We note your reference to “certain other transactions” in the second paragraph. Please disclose the other transactions you are referencing.

In response to the Staff’s comment, the Company has revised the disclosure on page 11 to disclose the transactions encompassed by the reference to “certain other transactions.” The Company also has made a conforming change at page 33.

Risk Factors, page 12

4.	We note your response to comment 8 of our letter dated June 10, 2013. Please create a separate risk factor to address the risks associated with your advisor being internalized by another entity.

The Company acknowledges the Staff’s comment and advises the Staff that portions of the risk factor, “Termination of our advisory agreement, even for poor performance, could be difficult and costly, including as a result of termination fees, and may cause us to be unable to execute our business plan,” which now appears at page 13, disclose the risks associated with the Company’s advisor being internalized by another entity. In response to the Staff’s comment, the Company has created a separate risk factor at page 15 to discuss such risks.

Capitalization, page 34

5.	Please revise your table so Total capitalization equals the sum of the line items in the table.

In response to the Staff’s comment, the Company has revised the table on page 32 so that each total capitalization line item equals the sum of the respective line items in each column of the table.

Our Business and Properties, page 42

Our Business Objectives and Strategy, page 42

6.	We note that you are evaluating and discussing the acquisition of certain apartment properties. Please provide to us management’s analysis of the probability of these acquisitions including management’s historical rate of closing such acquisitions. If management determined that these acquisitions are probable, please tell us why Rule 3-14 financial statements have not been provided. If management determined that these acquisitions are not probable, please revise your disclosure to specifically state this assessment.

After considering all facts available to management, management has determined that no acquisitions are probable as of the date of the filing of Amendment No. 2. In particular, as of the date of the filing of Amendment No. 2, the Company has not entered into letters of intent or definitive agreements to acquire any properties and does not have financing arrangements in place to acquire any properties. Accordingly, management has concluded that Rule 3-14 financial statements are not required to be presented in the Registration Statement. The Company has revised the disclosure on page 40 to indicate that the Company has determined that no such acquisitions are probable. The Company has also made a conforming change to the disclosure on page 2.

Certain Relationships and Related Party Transactions, page 64

7.	We note your response to comments 18 and 19 from our letter dated June 10, 2013, and we reissue those comments, in part. Please create a separate section to disclose any conflicts of interest that may exist. Please be sure to disclose in this section the individuals that owe you fiduciary duties and any conflicts they may face. Please also disclose in this section any affiliated entities that may compete with you for properties and/or tenants, and the amounts available to such affiliates for investment. To this end, we note from your new disclosure on page 65 that RAIT owns a property in the same market as one of your properties. Please consider adding related disclosure in the conflicts section. Please also include any conflicts that may exist because Jupiter is a wholly-owned subsidiary of RAIT.

In response to the Staff’s comment, the Company has added a Conflicts of Interest section, derived from the former section “Risks Related to Conflicts of Interest,” beginning on page 62 that discloses conflicts of interest, including the individuals that owe the Company fiduciary duties and any conflicts they may face, affiliated entities that may compete with the Company for properties and/or tenants and the amounts available to such affiliates for investment, and conflicts that may exist because Jupiter is a wholly-owned subsidiary of RAIT. The Company has replaced “Risks Related to Conflicts of Interest” with a single risk factor summarizing the conflicts of interest and cross referencing the new Conflicts of Interest section. In addition, the Company has moved the disclosure on page 65 of Amendment No. 1 regarding the property owned by RAIT in the same market as one of the Company’s properties to the newly added Conflicts of Interest section, and moved the subsection under “Certain Relationships and Related Party Transactions” captioned “Certain Conflict Resolution Measures” on page 65 of Amendment No. 1 to pages 64-65 in the new Conflicts of Interest section.

In addition, the Company has revised the disclosure under “Certain Conflict Resolution Measures” on page 65 to provide that the Company’s advisor shall present investment opportunities first to the Company so long as RAIT or an affiliate of RAIT does not have an existing investment in the opportunity.

Underwriting, page 91

Other Relationships, page 93

8.	We note your response to comment 22 of our letter dated June 10, 2013. Please provide disclosure regarding the specific services provided to you and your affiliates by each underwriter.

In response to the Staff’s comment, the Company has included the requested disclosure on page 95. We respectfully submit that none of the participating underwriters or their affiliates have performed investment banking, lending or other services to the Company; however, certain of the participating underwriters and/or their affiliates have served as underwriters in connection with public offerings of RAIT Financial Trust’s securities. The revised disclosure clarifies the nature of any relationships among the Company and its affiliates, on the one hand, and the underwriters and/or their affiliates, on the other hand.

Financial Statements

Financial Statements of Independence Realty Trust, Inc. and Subsidiaries as of and for the three months ended March 31, 2013

Consolidated Statements of Cash Flows, page F-3

9.	We note your response to our prior comment 23 and your revision to your filing. With respect to your annual financial statements, please tell us how you complied with paragraph 3 of ASC 230-10-50, or tell us how you determined it was not necessary to disclose the non-cash investing and financing transactions related to assumed debt and OP units issued for properties.

In response to the Staff’s comment, the Company has revised its annual financial statements on page F-17 to reflect the supplemental cash flow information on non-cash investing and financing activities to better comply with paragraph 3 of ASC 230-10-50.

Unaudited Pro Forma Consolidated Financial Information, page F-47

Unaudited Pro Forma Consolidated Balance Sheet, page F-48

10.	We note your response to our prior comment 31 and your revision to your filing. Please tell us how you determined it was appropriate to have recorded the dividends as an adjustment to dividends payable instead of cash and cash equivalents.

In response to the Staff’s comment, the Company has revised its pro forma financial statements to reflect the dividend declared and paid for the second quarter of 2013 as a reduction to cash and cash equivalents instead of an increase to dividends payable.

Draft Tax Opinion

11.	We note the statement on page 2 that counsel has relied upon the “correctness of the representations contained in the Certificate.” Please have counsel revise to clarify that this statement is referencing the factual representations of the officers or explain to us how this assumption is appropriate.

In response to the Staff’s comment, page 2 of the draft tax opinion has been revised to clarify that the representations referenced are the factual representations of the officers. The Company has supplementally provided a revised, marked copy of the form of tax opinion showing this change as Exhibit A to this letter.

Sincerely,

/s/ J. Baur Whittlesey
J. Baur Whittlesey

cc:	Scott F. Schaeffer

James J. Sebra

Independence Realty Trust, Inc.

John A. Good

Justin Salon

Bass, Berry & Sims, PLC

EXHIBIT A

LEDGEWOOD, P.C.

1900 Market Street

Suite 750

Philadelphia, PA 19103

[                ] , 2013

Independence Realty Trust, Inc.

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, PA 19104

Ladies and Gentlemen:

We have acted as counsel to Independence Realty Trust, Inc., a Maryland corporation (the “Company”), in connection with its registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a Registration Statement on Form S-11 (File No. 333-188577) (the “Registration Statement”) together with the preliminary prospectus included therein, for the offering by the Company of                      shares of common stock (the “Common Shares”).

In connection with the opinions rendered below, we have examined the following:

1.	the Registration Statement and the documents incorporated by reference therein;

2.	the organizational documents of the Company and its subsidiaries;

3.	the Fourth Amended and Restated Agreement of Limited Partnership of Independence Realty Operating Partnership, L.P. (the “Operating Partnership”);

4.	the organizational documents of Independence Realty Advisor, LLC (the “Advisor”) and its subsidiaries;

5.	the Second Amended and Restated Advisory Agreement dated as of May 7, 2013, among the Company, the Operating Partnership and the Advisor;

6.	an officer’s certificate, dated as of the date hereof, provided to us by the Company (the “Certificate”); and

7.	such other documents as we have deemed necessary or appropriate for purposes of this opinion.

In connection with the opinions rendered below, we have assumed generally that:

1. Each of the documents referred to above has been duly authorized, executed and delivered; is authentic, if an original, or is accurate, if a copy; and has not been subsequently amended.

Independence Realty Trust, Inc.

            , 2013

2. Neither the Company nor the Operating Partnership will make any amendments to its organizational documents after the date of this opinion that would affect the Company’s qualification as a real estate investment trust (a “REIT”) for any taxable year.

3. No action will be taken by the Company, the Operating Partnership or any subsidiaries after the date hereof that would have the effect of altering the facts upon which the opinions set forth below are based.

For purposes of rendering the opinions stated below, we have also assumed the accuracy of the factual representations contained in the Certificate. Where factual representations contained in the Certificate involve the terms defined in the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations thereunder (the “Regulations”), published rulings of the Internal Revenue Service (the “Service”), or other relevant authority, we have explained such terms to the Company’s representatives and are satisfied that such representatives understand the terms and are capable of making such factual representations.

In connection with the opinions rendered below, we also have relied upon the correctness of the factual representations contained in the Certificate.

Based on the documents and assumptions set forth above and the factual representations set forth in the Certificate, we are of the opinion that:

(a) Commencing with the Company’s taxable year ending December 31, 2011, the Company has operated in conformity with the requirements for qualification and taxation as a REIT pursuant to sections 856 through 860 of the Code, and the Company’s proposed method of operation will enable it to continue to qualify as a REIT for its taxable year ending December 31, 2013, and in the future.

(b) The descriptions of the law and the legal conclusions contained or incorporated by reference in the Registration Statement under the caption “Material U. S. Federal Income Tax Considerations” are correct in all material respects and the discussions thereunder fairly summarize the federal income tax considerations that are likely to be material to a holder of the Common Shares.

The opinions set forth above represent our conclusions based upon the documents, facts and representations referred to above. Any material amendments to such documents, changes in any significant facts or inaccuracy of such representations could affect the opinions referred to herein. We will not review on a continuing basis the Company’s nor any of its subsidiary’s compliance with the documents or assumptions set forth above. Accordingly, no assurance can be given that the actual results of the Company’s or any of its subsidiary’s operations for its 2013 and subsequent taxable years will satisfy the requirements for qualification and taxation as a REIT. Although we have made such inquiries and performed such investigations, as we have deemed necessary for purposes of rendering this opinion, we have not undertaken an independent investigation of all of the facts referred to in this letter and the Certificate.

Independence Realty Trust, Inc.

            , 2013

The foregoing opinions are based on current provisions of the Code and the Regulations, published administrative interpretations thereof, and published court decisions. The Service has not issued Regulations or administrative interpretations with respect to various provisions of the Code relating to REIT qualification. No assurance can be given that the law will not change in a way that will prevent the Company from qualifying as a REIT.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name as it appears under the caption “Legal Matters.” In giving this consent, we do not admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act or the rules and regulations promulgated thereunder by the Securities and Exchange Commission.

The foregoing opinions are limited to the U.S. federal income tax matters addressed herein, and no other opinions are rendered with respect to other federal tax matters or to any issues arising under the tax laws of any other country, or any state or locality. We undertake no obligation to update the opinions expressed herein after the date of this letter.

Very truly yours,